Cresco Labs

Exhibit 99.3
Cresco Labs Reports Third Quarter 2023 Financial Results

Continued execution of Year-of-the-Core strategy delivers strong gains to the bottom line, with elimination of over $40 million in annualized operating costs

CHICAGO – November 15, 2023 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the third quarter ended September 30, 2023. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Third Quarter 2023 Financial Highlights
•Third quarter revenue of $191 million, with retail growth and strong performance in core markets helping to offset purposeful attrition from divested assets.
•In comparison to Q1, when the Company initiated the Year-of-the-Core strategy, adjusted gross margin1 increased by over 480 bps, adjusted SG&A1 decreased by $40 million on an annualized basis and adjusted EBITDA margin1 rose by over 1000 bps.
•Generated $62 million in operating cash flow through the first nine months of the year.
•Gross profit of $94 million, 49% of revenue.
•Adjusted gross profit1 of $96 million and adjusted gross margin1 of 51%, up 373 bps from the second quarter.
•Adjusted SG&A1 of $57 million, a reduction of $4 million sequentially to just under 30% of revenue.
•Adjusted EBITDA1 of $49 million, and 26% of revenue, up 21% sequentially as adjusted EBITDA margin1 improved 528 bps.
•Generated positive operating cash flow of $41 million, inclusive of $8 million of one-time cash charges related to facility closures, divestiture activity and severance payments.
•One-time, non-cash impairment charges totaled $129 million, resulting in a third quarter net loss of $113 million.

Third Quarter 2023 Operating Highlights
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts2.
•Maintained the industry’s No. 1 bestselling portfolio of branded flower and branded concentrates and the No. 4 portfolio of branded vapes and branded edibles2.
•Branded equivalized unit volume of 20 million, up 28% year-over-year2.
•Retail transactions of 1.4 million, a 17% increase year-over-year.
•Opened two Sunnyside stores in Florida, bringing the nationwide store count to 70 as of September 30, 2023.

Management Commentary
“Our third quarter results demonstrate our ability to drive solid performance, with strong gains to our bottom line, by continuing to execute on a strategy where we win in our core markets and with our core stores, core brands and core products.
Cresco Labs is leaner and more productive than ever. We generated $191 million of revenue, with strong growth in retail and good performance in our core helping to balance the impact of strategic divestitures. Compared to the first quarter, when we started executing the Year-of-the-Core strategy,
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA

Cresco Labs

Exhibit 99.3
we’ve held revenue relatively flat while improving our adjusted gross margin by over 480 basis points and reduced our quarterly SG&A by over $10 million. This tremendous progress in our margin and cost profile led to adjusted EBITDA of $49 million in Q3, which is almost $20 million more than Q1. Our operating cash flow was $41 million in Q3, almost double what we generated in Q1 and Q2 combined.
Our disciplined execution of the “Year-of-the-Core” strategy positions us to effectively compete today, execute the upcoming growth catalysts existing within our underlying business and be opportunistic as new market opportunities continue to present themselves. This is essential to creating the strongest, most valuable Cresco Labs possible.
With Ohio becoming the 24th state to legalize adult-use cannabis, the industry has achieved a major milestone with over 50% of the U.S. population now living in a state where adult-use cannabis is legal. Support for the end of cannabis prohibition nationally has also reached a record high. While the timing of federal reform has been unpredictable, we have reached a tipping point where change is inevitable. Until that change comes, we’re improving every aspect of our business to best position ourselves for both today’s environment and for the future,” said Charles Bachtell, CEO of Cresco Labs.

Balance Sheet, Liquidity and Other Financial Information
•As of September 30, 2023, current assets were $303 million, including cash, cash equivalents and restricted cash of $113 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $385 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis were 468,955,546 as of September 30, 2023.

Capital Markets and Divestiture Activity
•On September 12, 2023, the Company signed a definitive agreement with an entity to be operated by Mint Cannabis to divest its remaining assets in Arizona—Encanto Green Cross Dispensary, LLC—and closed the transaction following required regulatory approval on October 18, 2023, yielding cash proceeds of $6.5 million.
•On September 26, 2023, the Company closed on a mortgage loan secured by three company-owned properties located in Ellenville, NY, with a principal amount of up to $25.3 million. $18 million was funded at close, net of discount and issuance costs, with the remaining principal held to fund future capital expenditures. The 10-year mortgage carries an interest rate calculated based on the FHLBank Boston 5-year rate plus 375 basis points, resulting in an initial rate at close of 8.43%.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Wednesday, November 15, 2023, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-646-904-5544 (US Local), providing access code 259018. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.

Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended September 30, 2023. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2023, on SEDAR+ on or about

Cresco Labs

Exhibit 99.3
November 15, 2023. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2022, previously filed on SEDAR+.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross margin and Adjusted Selling, general and administrative (“Adjusted SG&A”) are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer focused retail experience. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands, including Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Cresco Labs

Exhibit 99.3
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 21, 2023, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
Megan Kulick, Cresco Labs
SVP, Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended September 30, 2023, June 30, 2023 and September 30, 2022

	For the Three Months Ended
($ in thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Revenues, net	$190,559	$197,887	$210,484
Cost of goods sold	96,919	111,187	111,372
Gross profit	93,640	86,700	99,112
Gross profit %	49.1%	43.8%	47.1%
Operating expenses:
Selling, general and administrative	62,484	70,562	76,200
Share-based compensation	3,479	1,043	2,256
Depreciation and amortization	5,942	4,345	4,416
Impairment loss	129,491	21,502	—
Total operating expenses	201,396	97,452	82,872
(Loss) income from operations	(107,756)	(10,752)	16,240

Other expense, net:
Interest expense, net	(11,764)	(19,176)	(15,554)
Other income, net	329	402	14,797
Total other expense, net	(11,435)	(18,774)	(757)
(Loss) income before income taxes	(119,191)	(29,526)	15,483
Income tax recovery (expense)	5,746	(13,937)	(18,732)
Net loss[1]	$(113,445)	$(43,463)	$(3,249)
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended September 30, 2023, June 30, 2023 and September 30, 2022

	For the Three Months Ended
($ in thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Revenues, net	$190,559	$197,887	$210,484
Cost of goods sold[1]	96,919	111,187	111,372
Gross profit	$93,640	$86,700	$99,112
Fair value mark-up for acquired inventory	—	—	21
Cost of goods sold adjustments for acquisition and other non-core costs	2,602	5,870	593
Adjusted gross profit (Non-GAAP)	$96,242	$92,570	$99,726
Adjusted gross profit % (Non-GAAP)	50.5%	46.8%	47.4%
[1] Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended September 30, 2023, June 30, 2023 and September 30, 2022

	For the Three Months Ended
($ in thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Selling, general and administrative	$62,484	$70,562	$76,200
Adjustments for acquisition and other non-core costs	5,457	9,433	9,093
Adjusted SG&A (Non-GAAP)	$57,027	$61,129	$67,107

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Summarized Unaudited Consolidated Statements of Financial Position
As of September 30, 2023 and December 31, 2022

($ in thousands)	September 30, 2023	December 31, 2022
Cash, cash equivalents and restricted cash	$113,016	$121,510
Other current assets	190,151	204,536
Property and equipment, net	382,783	379,722
Intangible assets, net	298,008	407,590
Goodwill	279,697	330,555
Other non-current assets	135,498	139,779
Total assets	$1,399,153	$1,583,692

Total current liabilities	$260,882	$280,866
Total non-current liabilities	712,409	715,143
Total shareholders’ equity	425,862	587,683
Total liabilities and shareholders’ equity	$1,399,153	$1,583,692

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended September 30, 2023, June 30, 2023 and September 30, 2022

	For the Three Months Ended
($ in thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Net loss[1]	$(113,445)	$(43,463)	$(3,249)
Depreciation and amortization	15,297	14,002	13,395
Interest expense, net	11,764	19,176	15,554
Income tax (recovery) expense	(5,746)	13,937	18,732
EBITDA (Non-GAAP)	$(92,130)	$3,652	$44,432

Other income, net	(329)	(402)	(14,797)
Fair value mark-up for acquired inventory	—	—	21
Adjustments for acquisition and other non-core costs	7,942	13,522	9,093
Impairment loss	129,491	21,502	—
Share-based compensation	4,072	2,204	2,995
Adjusted EBITDA (Non-GAAP)	$49,046	$40,478	$41,744
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended September 30, 2023, June 30, 2023 and September 30, 2022

	For the Three Months Ended
($ in thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Net cash provided by operating activities	$40,622	$17,973	$25,604
Net cash (used in) provided by investing activities	(12,476)	(14,050)	23,484
Net cash provided by (used in) financing activities	10,052	(19,542)	(9,112)
Effect of foreign currency exchange rate changes on cash and cash equivalents	7	(22)	10
Net change in cash and cash equivalents and restricted cash	$38,205	$(15,641)	$39,986
Cash and cash equivalents and restricted cash, beginning of period	74,811	90,452	92,334
Cash and cash equivalents and restricted cash, end of period	$113,016	$74,811	$132,320